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Please read the instructions accompanying this Letter of Transmittal and Cash Election Form carefully before completing it. You are also strongly urged to read the Management Information Circular/Proxy Statement accompanying this form. Computershare Trust Company of Canada, as Depositary (see the back of this form for addresses and telephone numbers), can assist you in completing this form.

LETTER OF TRANSMITTAL AND
CASH ELECTION FORM
for registered holders of
CLASS A SUBORDINATE VOTING SHARES
of
 INTIER AUTOMOTIVE INC.

IN ORDER TO RECEIVE CASH FOR YOUR INTIER CLASS A SUBORDINATE VOTING SHARES
THIS LETTER OF TRANSMITTAL AND CASH ELECTION FORM MUST BE
PROPERLY COMPLETED AND RECEIVED BY THE DEPOSITARY PRIOR TO
5:00 P.M. (TORONTO TIME) ON MARCH 28, 2005.

        This Letter of Transmittal and Cash Election Form is for use by registered holders of Class A Subordinate Voting Shares ("Intier Class A Subordinate Voting Shares") of Intier Automotive Inc. ("Intier") in connection with the proposed privatization of Intier by Magna International Inc. ("Magna") to be effected by way of a court-approved plan of arrangement (the "Arrangement"). The Arrangement is being considered for approval at a special meeting (the "Meeting") of holders of Intier Class A Subordinate Voting Shares to be held on March 30, 2005. Shareholders are referred to the Intier Management Information Circular/Proxy Statement (the "Circular") dated March 7, 2005 accompanying this Letter of Transmittal and Cash Election Form.

        Capitalized terms used but not defined in this Letter of Transmittal and Cash Election Form that are defined in the Circular have the meanings ascribed to them in the Circular.

        In order to receive the Cash Elected Consideration, each Shareholder must make a Cash Election by submitting this Letter of Transmittal and Cash Election Form, properly completed and duly executed, and ensuring that it is received, together with all share certificates ("Share Certificates") representing the Shareholder's Intier Class A Subordinate Voting Shares and other required documents, by Computershare Trust Company of Canada (the "Depositary") at one of the addresses set out at the back of this form not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting (the "Election Deadline").

        Any Shareholder who, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary a properly completed and duly executed Letter of Transmittal and Cash Election Form prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal and Cash Election Form making a Cash Election, or (iii) fails to complete the Notice of Guaranteed Delivery prior to the Election Deadline, will be deemed NOT to have made a Cash Election in respect of such Intier Class A Subordinate Voting Shares and will be entitled to receive only Magna Class A Subordinate Voting Shares as consideration for each of such Shareholder's Intier Class A Subordinate Voting Shares.

        If the Arrangement is approved and implemented, Intier will become a wholly-owned subsidiary of Magna and on the Effective Date, Shareholders (other than Magna and its affiliates and Shareholders who properly exercise their Dissent Rights as described in the Circular) will be entitled to receive for each such share:

  (i)
  0.41 of a Magna Class A Subordinate Voting Share; or

  (ii)
  at the election of the Shareholder, cash (in Canadian currency) equal to 0.41 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the Toronto Stock Exchange for the five consecutive trading days ending on the last trading day immediately preceding the Effective Date (but subject to proportionate reduction in the manner described below if the aggregate Cash Elected Consideration in respect of all Shareholders making a Cash Election exceeds Cdn$125 million), provided that only Shareholders who have properly completed, duly executed and delivered this Letter of Transmittal and Cash Election Form, together with all other required documents, and surrendered their Share Certificates prior to the Election Deadline will be entitled to receive the Cash Elected Consideration.

        Under the Plan of Arrangement, the aggregate Cash Elected Consideration receivable by all Shareholders who make a Cash Election cannot exceed Cdn$125 million. If the aggregate Cash Elected Consideration (being the Cash Elected Consideration multiplied by the total number of Cash Consideration Elected Shares set out in the Letters of Transmittal of all Shareholders) exceeds Cdn$125 million, the number of Cash Consideration Elected Shares that any Shareholder will be deemed to hold will be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Shareholder, as set out in this Letter of Transmittal and Cash Election Form, and (ii) a fraction, the numerator of which is Cdn$125 million and the denominator of which is the aggregate Cash Elected Consideration. The Intier Class A Subordinate Voting Shares of any Shareholder that are not Cash Consideration Elected Shares will be deemed to be Share Consideration Shares.

        Shareholders whose Intier Class A Subordinate Voting Shares are registered either (a) in the name of an intermediary such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan, or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the intermediary is a participant, should contact that intermediary for instructions and assistance in completing this Letter of Transmittal and Cash Election Form and in delivering such Intier Class A Subordinate Voting Shares.

        Please read carefully the Circular and the instructions and information set out below before completing this Letter of Transmittal and Cash Election Form.

TO:	Magna International Inc. ("Magna")
AND TO:	893898 Ontario Inc. ("Magna Subco")
AND TO:	Intier Automotive Inc. ("Intier")
AND TO:	Computershare Trust Company of Canada (the "Depositary"), at its offices set out herein

        In connection with the Arrangement being considered for approval at the Meeting, the undersigned registered holder of the Intier Class A Subordinate Voting Shares set out below (the "Surrendered Shares") hereby surrenders and delivers to you the enclosed Share Certificate(s) for such Surrendered Shares in exchange for the Share Consideration for each Surrendered Share that is a Share Consideration Share, and in exchange for the Cash Elected Consideration for each Surrendered Share that is a Cash Consideration Elected Share, as set out below and in accordance with the Plan of Arrangement. The following are the details of the enclosed Share Certificates.

DESCRIPTION OF INTIER CLASS A SUBORDINATE VOTING SHARES SURRENDERED

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Intier Class A Subordinate Voting Shares Surrendered

TOTAL:

(Please print or type. If the space provided is insufficient, please attach a list to this Letter of Transmittal and Cash Election Form in the above format.)

        The undersigned acknowledges receipt of the Circular and understands that the following Cash Election, if any, is subject to the terms, conditions and limitations set out in the Circular, the Arrangement Agreement, the Plan of Arrangement and this Letter of Transmittal and Cash Election Form.

        The undersigned covenants, represents and warrants that: (i) the undersigned, or the person on whose behalf the Surrendered Shares are being surrendered, is the owner of the Surrendered Shares; (ii) the Surrendered Shares are owned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Cash Election Form and to deposit, sell, assign, transfer and deliver the Surrendered Shares; (iv) the Surrendered Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Surrendered Shares, to any other person; and (v) the surrender of the Surrendered Shares complies with applicable laws.

        The undersigned acknowledges and confirms its understanding that, pursuant to the Arrangement, if the undersigned (i) does not deposit with the Depositary a properly completed and duly executed Letter of Transmittal and Cash Election Form prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal and Cash Election Form making a Cash Election, the undersigned will be deemed NOT to have made a Cash Election and will receive only Magna Class A Subordinate Voting Shares as consideration for each of the undersigned's Intier Class A Subordinate Voting Shares.

        The undersigned acknowledges that any and all decisions regarding the compliance or non-compliance by the undersigned with the Cash Election procedures set out in this Letter of Transmittal and Cash Election Form, the interpretation of this Letter of Transmittal and Cash Election Form and the form, validity and surrender of Share Certificates under this Letter of Transmittal and Cash Election Form will be made by Magna and Magna Subco in their sole discretion, and all such decisions shall be final and binding on the undersigned.

        The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Cash Election Form or a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Surrendered Shares. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Surrendered Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Cash Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

        This Letter of Transmittal and Cash Election Form and any agreement resulting from this Letter of Transmittal and Cash Election Form will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

        By reason of the use by the undersigned of an English language form of this Letter of Transmittal and Cash Election Form, the undersigned is deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal and Cash Election Form, as well as all documents related thereto, be drawn exclusively in the English language. Par l'utilisation d'une version anglaise de la présente lettre d'envoi et formule de choix, le soussigné est réputé avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen de la présente lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

        The undersigned hereby authorizes and directs Magna, Magna Subco and the Depositary to cause to be registered and issued, as applicable, the Magna Class A Subordinate Voting Shares and/or a cheque in payment of any cash amount to which the undersigned is entitled as a result of the completion of the Arrangement, and to deliver or make available for delivery such share certificates and/or cheque in accordance with the instructions given below. If the Arrangement is not completed, the Share Certificates representing the Surrendered Shares and all other documents will be returned to the undersigned in accordance with the instructions given below.

BOX A CASH ELECTION

If you are making a Cash Election in respect of any of your Intier Class A Subordinate Voting Shares, check the appropriate box and, if applicable, indicate the number of Intier Class A Subordinate Voting Shares in respect of which you are making a Cash Election in the space provided below.
☐ The undersigned hereby elects to receive Cash Elected Consideration (in Canadian currency) in respect of ALL Intier Class A Subordinate Voting Shares held by the undersigned.
☐ The undersigned hereby elects to receive Cash Elected Consideration (in Canadian currency) in respect of Intier Class A Subordinate Voting Shares held by the undersigned.

BOX B PAYMENT INSTRUCTIONS
Issue share certificates representing Magna Class A Subordinate Voting Shares and/or cheque in the name of:
(please print or type)
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Taxpayer Identification, Social Insurance or Social Security Number)

BOX C DELIVERY INSTRUCTIONS
Unless box "D" is checked, send share certificates representing Magna Class A Subordinate Voting Shares and/or cheque to:
(please print or type)
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Taxpayer Identification, Social Insurance or Social Security Number)

BOX D PICK-UP INSTRUCTIONS
(Check box if applicable)

☐ Hold share certificate(s) representing Magna Class A Subordinate Voting Shares and/or cheque for pick-up at the offices of the Depositary where this Letter of Transmittal and Cash Election Form is delivered.

BOX E TAX STATUS AND RESIDENCE OF BENEFICIAL OWNER

☐ Check this box if the beneficial owner of the surrendered Intier Class A Subordinate Voting Shares is either (1) exempt from tax under Part I of the Income Tax Act (Canada) OR (2) not a resident of Canada for purposes of the Income Tax Act (Canada) (for this purpose, a "resident of Canada" includes a partnership, any member of which (other than a person exempt from tax under Part I of the Income Tax Act (Canada)) is a resident of Canada).
If you check this box, you will be deemed to be a Tendering Shareholder for purposes of the Arrangement.
If you do not check this box, you will be deemed to be an Amalgamating Shareholder for purposes of the Arrangement.

BOX F
Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder
☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (1) providing an address in Box "B" or Box "C" that is located within the United States or any territory or possession thereof or (2) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions.

BOX G NOTICE OF GUARANTEED DELIVERY
Complete this Box "G" if your Intier Class A Subordinate Voting Shares are being surrendered pursuant to a previously delivered Notice of Guaranteed Delivery.
☐ Check here if your Intier Class A Subordinate Voting Shares are being surrendered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:
(please print or type)
(Name of Registered Holder)
(Date of Execution of Notice)
(Window Ticket Number (if any))
(Name of Institution which Guaranteed Delivery)

Signature guaranteed by (if required under Instructions 4 and 5):

Dated: , 2005
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instructions 4 and 6)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative
Taxpayer Identification, Social Insurance or Social Security Number of Shareholder
Additional signature for joint shareholders, if required:
Signature of Shareholder or Authorized Representative (See Instructions 4 and 6)
Name of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)

SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification

Part 1 — Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

	Note: If the account is in more than one name, see the chart in the Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Part 3 — Certification — Under penalties of perjury, I certify that:

(1)   The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2)   I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. person (including a U.S. resident alien).

 Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. person                                                   Date                                           , 2005

NOTE: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you (whether in cash and/or Magna Class A Subordinate Voting Shares) pursuant to the Arrangement. For additional details, please review the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal and Cash Election Form.

        You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.
Signature Date , 2005

INSTRUCTIONS

        Please use the enclosed envelope, addressed to the Depositary, to return this Letter of Transmittal and Cash Election Form. Be sure to enclose all your Share Certificates with your completed Letter of Transmittal and Cash Election Form unless you have lost your Share Certificates (see Instruction 9) or have submitted your Intier Class A Subordinate Voting Shares by guaranteed delivery (see Instruction 2).

1.     Use of Letter of Transmittal and Cash Election Form

  (a)
  Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal and Cash Election Form.

  (b)
  This Letter of Transmittal and Cash Election Form duly completed and executed together with accompanying Share Certificates must be sent or delivered to the Depositary at one of the addresses set out at the back of this form.

  (c)
  In order to be eligible to receive the Cash Elected Consideration, the Shareholder must make a valid Cash Election by submitting this Letter of Transmittal and Cash Election Form, properly completed and duly executed, and ensuring that it is received, together with all surrendered Share Certificates and other required documents, by the Depositary at one of the addresses set out at the back of this form prior to the Election Deadline.

  (d)
  A Shareholder may make a Cash Election in respect of all or a portion (provided such portion is a whole number of Intier Class A Subordinate Voting Shares) of such Shareholder's Intier Class A Subordinate Voting Shares that are covered by this Letter of Transmittal and Cash Election Form. A Shareholder that wishes to make a Cash Election with respect to all or a portion of such Shareholder's Intier Class A Subordinate Voting Shares should check the applicable box in Box "A" on page 4 of this Letter of Transmittal and Cash Election Form and indicate, if not all of such shares, the number of Intier Class A Subordinate Voting Shares in respect of which such Cash Election is being made in the blank space provided in Box "A".

  (e)
  Any Shareholder who, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary a properly completed and duly executed Letter of Transmittal and Cash Election Form prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal and Cash Election Form making a Cash Election, will be deemed NOT to have made a Cash Election in respect of such Intier Class A Subordinate Voting Shares and will receive only Magna Class A Subordinate Voting Shares as consideration for each of such Shareholder's Intier Class A Subordinate Voting Shares.

  (f)
  The method of delivery of Share Certificates, the Letter of Transmittal and Cash Election Form and all other required documents is at the option and risk of the Shareholder surrendering them and delivery will be deemed to be effective only when this Letter of Transmittal and Cash Election Form is actually received by the Depositary. It is recommended that such documents be delivered by hand to the Depositary at the relevant offices set out at the back of this form, and a receipt be obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Intier Class A Subordinate Voting Shares which are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary must contact their Intermediary to arrange for the surrender of their Share Certificates.

2.     Procedure for Guaranteed Delivery

  Any Shareholder who wishes, in respect of any Intier Class A Subordinate Voting Shares held by such Shareholder, to make a Cash Election but whose Share Certificates representing such shares are not available prior to the Election Deadline, or if the Shareholder cannot deliver all other required documents to the Depositary prior to the Election Deadline, such Shareholder may nevertheless surrender such shares and make a Cash Election provided that all of the following conditions are met:

  (a)
  the surrender of the holder's Intier Class A Subordinate Voting Shares is made by or through an Eligible Institution (as defined below);

  (b)
  a Notice of Guaranteed Delivery (which is printed on green paper) in the form accompanying the Circular, or an originally executed facsimile copy thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at one of the addresses or the fax number set out in the Notice of Guaranteed Delivery not later than the Election Deadline; and

  (c)
  the Share Certificate(s) representing the Surrendered Shares, together with this Letter of Transmittal and Cash Election Form, properly completed and duly executed with any required signature guarantees, covering the Surrendered Shares and all other documents required by this Letter of Transmittal and Cash Election Form, are received by the Depositary prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange following the Election Deadline.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at one of the addresses or the fax number set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and Cash Election Form and accompanying Share Certificates to any office other than the offices of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or an institution that is otherwise an "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934).

3.     Fractional Shares

  No fractional Magna Class A Subordinate Voting Shares will be issued or delivered in connection with the Arrangement. Where a Shareholder is to receive Share Consideration and the aggregate number of Magna Class A Subordinate Voting Shares to be issued or delivered to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share, such Shareholder will receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price.

4.     Signatures

  This Letter of Transmittal and Cash Election Form must be completed and signed by the registered holder of the Surrendered Shares or by such holder's duly authorized representative (in accordance with Instruction 6).

  (a)
  If this Letter of Transmittal and Cash Election Form is signed by the registered owner(s) of the accompanying Share Certificate(s), such signature(s) on this Letter of Transmittal and Cash Election Form must correspond with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed. If such Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Cash Election Form.

  (b)
  If this Letter of Transmittal and Cash Election Form is signed by a person other than the registered owner(s) of the accompanying Share Certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such surrendered Share Certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

    (ii)
    the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as set out in Instruction 5.

5.     Guarantee of Signatures

  If this Letter of Transmittal and Cash Election Form is signed by a person other than the registered owner(s) of the Surrendered Shares or if payment is to be issued in the name of or sent to a person other than the registered owner(s) of the Surrendered Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

6.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal and Cash Election Form is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal and Cash Election Form must be accompanied by satisfactory evidence of the authority to act. Any of Intier, Magna, Magna Subco or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

7.     Payment and Delivery Instructions

  All certificate(s) or cheque(s) to be issued in exchange for the Surrendered Shares will be issued in the name of the person indicated in Box "B" and delivered to the address indicated in Box "C" (unless Box "D" has been checked). If any certificate(s) or cheque(s) are to be held for pick-up at the offices of the Depositary, complete Box "D". If neither Box "B" nor Box "C" is completed, any new certificate(s) or cheque(s) issued in exchange for the Surrendered Shares will be issued in the name of the registered holder of the Surrendered Shares and will be mailed to the address of the registered holder of the Surrendered Shares as it appears on the registers of Intier.

8.     U.S. Shareholders and Substitute Form W-9

  United States federal income tax law generally requires that a U.S. Shareholder who receives cash and/or Magna Class A Subordinate Voting Shares in exchange for Intier Class A Subordinate Voting Shares provide the Depositary with his correct Taxpayer Identification Number ("TIN"), which, in the case of a holder of Intier Class A Subordinate Voting Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received (in cash and/or Magna Class A Subordinate Voting Shares) hereunder. In the event the backup withholding amount with respect to the holder of Intier Class A Subordinate Voting Shares exceeds the amount of cash otherwise payable to such holder hereunder, Magna, Magna Subco and the Depositary will be permitted to sell sufficient Magna Class A Subordinate Voting Shares otherwise deliverable to such holder, to permit the appropriate backup withholding amount to be remitted to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

  To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that the holder is not subject to backup withholding because (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

  Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. For additional instructions, see the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

  If Intier Class A Subordinate Voting Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made (in cash and/or Magna Class A Subordinate Voting Shares) to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND CASH ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS (IN CASH AND/OR MAGNA CLASS A SUBORDINATE VOTING SHARES) MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT.

9.     Lost Certificates

  A Shareholder who has lost or misplaced its Share Certificates should complete this Letter of Transmittal and Cash Election Form as fully as possible and forward it, together with a letter explaining the loss or misplacement, to the Depositary at one of the addresses set out at the back of this form. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Share Consideration or the Cash Elected Consideration, as applicable, in accordance with the Arrangement.

10.   Miscellaneous

  (a)
  If the space on this Letter of Transmittal and Cash Election Form is insufficient to list all certificates for Surrendered Shares, additional certificate numbers and number of Surrendered Shares may be included on a separate signed list attached to this Letter of Transmittal and Cash Election Form.

  (b)
  If Surrendered Shares are registered in different forms (for example, "John Doe" and "J. Doe"), a separate Letter of Transmittal and Cash Election Form should be signed for each different registration.

  (c)
  No alternative, conditional or contingent surrenders of Intier Class A Subordinate Voting Shares will be accepted.

  (d)
  Additional copies of the Circular, this Letter of Transmittal and Cash Election Form and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of the addresses set out at the back of this form.

  (e)
  Magna and Magna Subco reserve the right, in their sole discretion, to instruct the Depositary to waive any defect or irregularity contained in this Letter of Transmittal and Cash Election Form.

FOR U.S. SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

        To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For This Type Of Account:		Give The Taxpayer Identification

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporate	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization

9.	Partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

        If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

        Payees specifically exempted from withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

  (iii)
  An international organization or any agency or instrumentality thereof.

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

        Payees that may be exempt from backup withholding include:

  (i)
  A corporation.

  (ii)
  A financial institution.

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

  (iv)
  A real estate investment trust.

  (v)
  A common trust fund operated by a bank under Section 584(a).

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  (vii)
  A middleman known in the investment community as a nominee or custodian.

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  (ix)
  A foreign central bank of issue.

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Payments of dividends and patronage dividends generally exempt from backup withholding include:

  (i)
  Payments to nonresident aliens subject to withholding under Section 1441.

  (ii)
  Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

  (iii)
  Payments of patronage dividends not paid in money.

  (iv)
  Payments made by certain foreign organizations.

  (v)
  Section 404(k) payments made by an ESOP.

        Payments of interest generally exempt from backup withholding include:

  (i)
  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer.

  (ii)
  Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

  (iii)
  Payments described in Section 6049(b)(5) to nonresident aliens.

  (iv)
  Payments on tax-free covenant bonds under Section 1451.

  (v)
  Payments made by certain foreign organizations.

  (vi)
  Mortgage interest paid to you.

        Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Cash Election Form to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1)
Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Delivery Addresses of the Depositary are:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Ordinary Mail	By Registered Mail, Hand Delivery or Courier	To U.S. Forwarding Agent by Hand Delivery or Courier

Computershare Trust Company	Computershare Trust Company	Computershare Trust Company
of Canada	of Canada	of New York
P.O. Box 7021	100 University Avenue	Wall Street Plaza
31 Adelaide St. E	9th Floor	88 Pine Street, 19th Floor
Toronto, Ontario	Toronto, Ontario	New York, NY
M5C 3H2	M5J 2Y1	10005
Attn: Corporate Actions	Attn: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: service@computershare.com

Delivery of the Letter of Transmittal and Cash Election Form to an address other than those set out above will not constitute a valid delivery to the Depositary.

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